

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 28, 2015

Dr. Calvin H. Knowlton, Ph.D.
Chief Executive Officer
Tabula Rasa HealthCare, Inc.
110 Marter Avenue, Suite 309
Moorestown, NJ 08057

> **Re:** **Tabula Rasa HealthCare, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 1, 2015**
> **CIK No. 0001651561**

Dear Dr. Knowlton:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1.    Risk factor disclosure on page 34 indicates that following the completion of this offering your executive officers, directors and principal stockholders will have the ability to control all matters submitted to stockholders for approval if they choose to act together. Please revise the Summary to disclose the significant control that your executive officers, directors and principal stockholders will have following the completion of this offering, including the percentage of your voting power that such persons will hold.

2.      Please provide us with support for the following statements:

- you "are a leader in providing patient-specific, data-driven technology and solutions that enable healthcare organizations to optimize medication regimens to improve patient outcomes, reduce hospitalizations, lower healthcare costs and manage risks" on page 1;

- Dr. Knowlton and other members of your management team built excelleRx, Inc. "into the largest national hospice medication management pharmacy in the United States" on page 2;

- your "software applications help reduce ADEs, enhance medication adherence and quality of care and improve medication safety at the individual patient level" on page 3;

- you have a "demonstrated ability to produce higher quality outcomes, reduce the cost of care and improve the patient experience" on page 4; and

- you "are the market leader in providing medication risk management to Program of All-Inclusive Care for the Elderly, or PACE, organizations" and "the market leader in in pharmacy cost management solutions in the post-acute market" on page 5.

3.      We note that you disclose your revenue for each period presented in your financial statements.  Please revise to also disclose your net loss for each respective period. Additionally, revise to provide a cross-reference to your definition of revenue retention rate and client retention rate.

4.      Please define industry terms upon first use, including, but not limited to, the following:

- risk adjustment on page 1;

- accountable care organizations on page 5; and

- post-acute healthcare organizations on page 5.

5.      You disclose that your team of clinical pharmacists exchanged more than 100,000 messages with users of your platform in June 2015.  Please tell us what consideration you have given to disclosing the number of messages exchanged in prior periods.

Market Opportunity, page 2

6.      Your disclosure indicates that the Centers for Medicare & Medicaid Services estimates that the healthcare market is expected to grow to $5.1 trillion in 2023.  Please revise here to give equal or greater prominence to the portion of this market that is attributable to

sales or projected sales of products or services you currently offer or propose to offer and are currently developing.

Our Strategy

Further Penetrate and Grow with the Expansion of Our Current At-Risk Markets…, page 5

7.      Please revise this section to provide a more comprehensive description of PACE organizations, including a discussion of how these organizations utilize your products and services.

The Offering, page 9

8.      We note that you currently expect to use a portion of the net proceeds from this offering to repay outstanding indebtedness.  Please revise here to quantify this amount.

Summary Consolidated Financial Data, page 11

9.      You disclose on page 13 that you plan to use a portion of the proceeds from this offering to repay debt.  Please revise your pro forma net loss per share disclosures on pages 12 and 54 to give effect to the number of shares issued in this offering whose proceeds will be used to repay debt.  Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma net loss per share disclosure.  Refer by analogy to SAB Topic 3.A and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

10.     As a related matter, please revise your disclosures on pages 11 and 53 to also reference the note disclosure in the unaudited financial statements.

Risk Factors

Risks Relating to Our Business and Industry, page 14

11.     We note that your loan agreement with Bridge Bank is secured by all of your personal property and intellectual property.  Please revise to include an appropriate risk factor.

Future sales to clients outside the United States or clients with international…, page 19

12.     Please revise the body of this risk factor to clarify the current extent of your international operations.  In this regard, we note your statement on page 57 that all of your revenue is recognized in the United States and all of your assets are located in the United States.

We purchase a significant portion of our pharmaceutical products through…, page 20

13.     We note that you purchase a substantial amount of your pharmaceutical products through a group purchasing organization, pursuant to a membership agreement.  Please revise

your business section to briefly discuss your group purchasing arrangement. Additionally, tell us what consideration you have given to filing the membership agreement as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

14.     We note that AmerisourceBergen Drug Corporation serves as your primary supplier for pharmaceutical medications and provides you with vendor financing. Please revise your Business section to summarize your relationship with AmerisourceBergen Drug Corporation, including a discussion of any material agreements. Additionally, tell us what consideration you have given to filing any such agreements as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K.

Any restrictions on our ability to license or share data…, page 20

15.     We note that you depend upon licenses from third parties for some of the technology and data used in your products and services, and for some of the technology platforms upon which your products and services are built and operate. Please revise your Business section to summarize any material third-party licenses and tell us what consideration you have given to filing any such license, or related agreement, as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

Market and Industry Data, page 43

16.     With respect to every third-party statement in your prospectus, such as the information provided by the Centers for Medicare & Medicaid Services, please provide us with copies of the relevant portions of the studies or reports you cite. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports. Finally, we note that certain studies or reports were published several years ago. For example, you cite a 2007 study published by the Institute of Medicine's Committee on Identifying and Preventing Medication Errors. Please confirm that you are not aware of similar studies or reports that have been prepared by the authors you cite, or others, after the dates of this source. If you are aware of any such studies or reports, please confirm that the conclusions do not vary materially from the cited studies or reports, and consider including disclosure regarding the continued utility of the study or report.

Use of Proceeds, page 44

17.     We note that the Bridge Bank credit facility was entered into in April 2015. Please revise to describe your use of the proceeds of the Bridge Bank credit facility if other than for short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 57

18.     Please consider expanding your overview section to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short- and long-term and the actions that you are taking to address these opportunities, challenges and risks. For example, consider discussing your current dependence on PACE organizations and your plans to expand into other at-risk provider and payor markets. For additional guidance, consider Section III.A of SEC Release No. 33-8350.

19.     We note your disclosure that the company currently serves approximately 100 healthcare organizations. We further note your disclosure on page 58 that your future success depends in part on the company's ability to expand its client base. Please revise to disclose the number of customers for the periods presented.

Components of Our Results of Operations

Revenue

Product Revenue, page 60

20.     Your disclosure indicates that charges for prescription medications optimized through the use of your MRM Matrix accounted for most of your product revenue for the periods presented. Please revise to clarify what you mean by this statement, specifically whether you are referring to the dispensing of medications. If material, quantify here or elsewhere in MD&A, the amount of revenues derived from the company actually dispensing medications.

Service Revenue, page 60

21.     We note that services revenues include administrative per member per month fees ("PMPM"), monthly subscription fees some of which are based on percentage of monthly transactions incurred, initial set up fees and hourly consulting charges. We further note your disclosure on page 4 that you believe your revenue to be predictable in nature and that your client contracts are typically exclusive and multi-year arrangements, which provides significant visibility into your future cash flows. Please revise to describe any potential variability associated with your different revenue streams. For example, clarify if the amount of PMPM fees recognized on a monthly basis could vary based on the number of members. Revise to separately quantify within MD&A the revenues related to your differing revenue streams to highlight differences in variability in the amounts recognized and/or differing patterns of revenue recognition. We refer you to Section III.B.4 of SEC Release No. 33-8350.

Business, page 80

22.    We note your disclosure on page 4 that your client contracts are typically exclusive and multi-year arrangements and that these contracts provide significant visibility into your future cash flows.  Please tell us your consideration for disclosing the dollar amount  of backlog believed to be firm, in accordance with Item 101(c)(1)(viii) of Regulation S-K.

Our Software and Services

Our Services

Clinical Pharmacist Collaboration, page 94

23.    We note that you have a team of pharmacists available to perform medication risk analysis and offer guidance.  Consider revising here or under the Employees section on page 102 to disclose the number of pharmacists that you employ who perform these services.

Our Clients, page 95

24.    We note that two clients accounted for 11% and 10% of your revenue for the fiscal year ended December 31, 2014.  Please tell us what consideration you have given to summarizing the material terms of your agreements with these clients, if any.

Executive Compensation

Narrative to Summary Compensation Table

Employment Agreements, page 112

25.    We note that in connection with this offering, you expect to enter into employment agreements with each of your named executive officers.  Please clarify when you expect to enter into these agreements.

Transactions with Related Persons, page 122

26.    Please revise to identify the individuals or entities with whom you have entered into your Investors Rights and Stockholders Agreements.

Principal Stockholders, page 129

27.    Footnotes 1-3 and 7-9 to the beneficial ownership table disclaim beneficial ownership.  Please advise why these disclaimers are appropriate.  In this regard, Exchange Act Rule 13d-3 defines a beneficial owner of a security as any person who, directly or indirectly, has or shares voting power or investment power.

Description of Capital Stock, page 133

28.     We note the risk factors on pages 35 and 36 discussing the exclusive forum and fee-shifting provisions of your amended and restated governing documents.  Please revise the Description of Capital Stock section to summarize these provisions.  Additionally, be advised that we may have additional comments once your amended and restated governing documents have been filed.

Where You Can Find More Information, page 152

29.     Please remove the phrase "qualified in all respects."  In this regard, please note that descriptions in the prospectus must be materially complete.

Financial Statements

Tabula Rasa HealthCare, Inc. Audited Financial Statements

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies

(b)  Revenue Recognition, page F-9

30.     Your disclosure throughout the document emphasizes the company's suite of technology offerings and cloud-based solutions, yet most of the company's revenues are classified as product revenues.  Your disclosure indicates that product revenues include dispensing fees and administrative per-member per-month ("PMPM") fees.  Your disclosure on page 60 indicates that product revenues also include fees relating to your pharmacists' collaboration on a patient's medication management.  Please describe for us your basis for presenting these revenue streams as product revenues.  Refer to Rule 5-03(b) of Regulation S-X.

31.     We note your disclosure on page 94 that the MedWise Advisor software can be used independently or readily integrated with other pharmacy management systems, long-term care clinical systems, case management platforms, industry-leading EHRs or dispensing software.  Please tell us whether these other management systems, platforms and software are the company's offerings and whether customers can take possession of MedWise Advisor or any other software product offering.

32.     We note your disclosure that revenue generated from set-up fees is deferred and recognized ratably over the estimated term of the contract.  Please describe for us the nature of set-up services performed and quantify the set-up fee revenues recognized for the periods presented.  Revise to disclose whether installation fees are non-refundable and your determination as to whether they have stand-alone value to the customer.

33.    You disclose that under your risk adjustment contracts, there are three revenue generating
       components: set-up fees, PMPM fees and hourly consulting rate charges. We note that
       you provide certain disclosures regarding the deliverables within these multiple-element
       arrangements. Please revise to provide the disclosures required by ASC 605-25-50-2(d)
       – (f). If applicable, similarly revise your policy disclosures regarding any other multiple-
       element arrangements related to your other offerings.

Note 11. Income Taxes, page F-32

34.    We note your disclosure on page 67 that the income tax benefit for 2014 was primarily
       the result of deferred tax liabilities that were recorded in connection with the acquisition
       of SMPP, which created a source of recoverability of a portion of previously reserved
       deferred tax assets. Please describe for us how this is reflected in the rate reconciliation
       on page F-34. Describe for us the composition of the "other" line item in the
       reconciliation. Refer to Rule 4-08(h)(2) of Regulation S-X.

Note 12. Redeemable Convertible Preferred Stock and Stockholders' Deficit

(c) Redeemable Convertible Preferred Stock, page F-35

35.    We note your disclosure on page F-36 that the outstanding shares of Series A, Series A-1
       and Series B preferred stock automatically convert into common stock upon the closing
       of a qualified public offering, as defined in the amended and restated articles of
       incorporation. Based on Exhibit 3.1, a qualified offering is defined as the closing of a
       public offering price per share of at least five times the original issue price of the
       preferred stock and gross cash proceeds of at least $50 million. Please revise here and in
       your pro forma presentations throughout the document to disclose the terms pursuant to
       which the preferred shares automatically convert.

Tabula Rasa HealthCare, Inc. Unaudited Interim Financial Statements

36.    Your disclosure on page 10 indicates that you intend to effect a reverse stock split.
       Please revise your financial statements to give retroactive effect to the stock split, when
       determinable. Please refer to SAB Topic 4.C.

Part II: Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities

(a) Issuances of Securities, page II-3

37.    Please revise this section to disclose the exemption claimed and briefly state the facts
       relied upon that made the exemption available. See Item 701(d) of Regulation S-K.

General

38.     Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

39.     We will process your submission and amendments without price ranges.  Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.  Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

40.     Please provide us with copies of any graphics or artwork you intend to use in your prospectus.  Upon review of such materials, we may have further comments.  For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.  Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director
                                                Office of Information Technologies
                                                and Service

cc:     James W. McKenzie, Jr., Esq.
        Morgan, Lewis & Bockius LLP